SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES ACT
OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

October 7, 2002

TELIA AB

(Name of Filer)

SONERA CORPORATION

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS A SUMMARY ADVERTISEMENT AS PUBLISHED IN THE NEW YORK TIMES ON OCTOBER 7, 2002:

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Sonera Securities (as defined below). The Offer (as defined below) is made solely by the Prospectus (as defined below) and the related Acceptance Form, Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Sonera Securities. The Offer, however, is not being made to, and Sonera Securities will not be accepted from or on behalf of, holders of Sonera Securities in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In jurisdictions whose laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Telia AB by Merrill Lynch & Co. (the “Dealer Manager”) or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice by

Telia AB

of its Offer to Exchange 1.51440 Shares of Telia AB

for

Each Outstanding Share

of

Sonera Corporation

and

0.30288 American Depositary Shares, or ADSs, of Telia AB,
each Telia ADS representing 5 Shares of Telia AB,

for

Each Outstanding ADS

of

Sonera Corporation

     Telia AB (“Telia”), a company incorporated under the laws of the Kingdom of Sweden, is offering to exchange (i) 1.51440 shares of Telia, nominal value of SEK 3.20 per share (the “Telia Shares”), for each outstanding share, with no nominal value (the “Sonera Shares”), of Sonera Corporation (“Sonera”), a company incorporated under the laws of the Republic of Finland, (ii) 0.30288 ADSs of Telia (the “Telia ADSs”), each Telia ADS representing 5 Shares of Telia AB, for each ADS of Sonera (the “Sonera ADSs”), each Sonera ADS representing one Sonera Share, and (iii) one Telia warrant, which entitles the holder to subscribe for 1.5 Telia shares (the “Telia Warrants”), for each warrant issued pursuant to Sonera’s 1999 and 2000 stock option programs (the “Sonera Warrants”, which, together with the Sonera Shares and Sonera ADSs, collectively constitute the “Sonera Securities”), upon the terms and subject to the conditions set forth in the Prospectus dated October 1, 2002 (the “Prospectus”) and related Acceptance Form and Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Fractional entitlements to Telia Shares or Telia ADSs will not be delivered to holders of Sonera Securities tendered in the Offer. Instead, fractional entitlements to Telia Shares or Telia ADSs following from the application of the exchange ratio will subsequently be combined and sold on the Stockholm Exchange or the Helsinki Exchanges in the case of the Telia Shares, or the Nasdaq National Market, in the case of the Telia ADSs, in each case, on behalf of, and proceeds of the sales will be distributed pro rata to, the Sonera Security holders entitled to fractional entitlements.

     Following consummation of the Offer, Telia intends to effect the Merger described below.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M. NEW YORK CITY TIME (4:00 P.M. HELSINKI TIME), ON NOVEMBER 8, 2002, UNLESS THE OFFER IS EXTENDED. SONERA SECURITIES TENDERED PURSUANT TO THIS OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

     The Offer is conditioned upon, among other things, (1) that a number of Sonera shares (including Sonera shares represented by ADSs) representing more than 90% of the shares and votes in Sonera (on a fully diluted basis) shall have been validly tendered and not withdrawn (the “Minimum Acceptance Condition”), (2) that any waiting period (and any extension thereof) applicable to the consummation of the transactions related to the Offer under any competition, merger control or similar law of the European Union, Sweden, Finland or any other relevant jurisdiction, shall have expired or been terminated, and (3) that there are no circumstances which prevent or materially hinder the implementation of the combination of the businesses of Telia and Sonera due to legislation, legal rulings, decisions by public authorities or the like in Sweden, Finland or elsewhere, which exist or are anticipated at the time, or due to other circumstances beyond the control of Telia, including without limitation, that Telia determines in good faith, following consultation with Sonera, that the cash offer price to be paid by Telia for each share of Sonera in connection with the mandatory redemption offer that Telia may be required to make pursuant to Finnish law following the completion of the Offer would, pursuant to an opinion of independent, reputable legal counsel based upon a ruling of or consultation with the Finnish Financial Supervision Authority, be higher than the equivalent cash value of the Telia shares offered in exchange for each Sonera share pursuant to the terms of the Offer as determined pursuant to Finnish law; provided that the difference between such offer price to be paid in such mandatory redemption offer and such cash value of the Telia shares multiplied by the aggregate number of shares issued and outstanding in Sonera shall exceed ?300 million. The Offer is also subject to other conditions. See the section of the Prospectus entitled “THE EXCHANGE OFFER—Conditions to Completion of the Exchange Offer.”

     Telia is making the Offer pursuant to the Combination Agreement, dated as of March 26, 2002, as amended and supplemented from time to time (the “Combination Agreement”), between Telia and Sonera. The Combination Agreement provides, among other things, that following the completion of the Offer, and subject to the satisfaction of the Minimum Acceptance Condition, Telia shall take all actions necessary under Finnish law to complete a mandatory redemption offer and a compulsory acquisition to acquire all of the remaining issued and outstanding Sonera Shares, whether in the form of Shares or ADSs (the “Merger”). The Combination Agreement is more fully described in the section of the Prospectus entitled “SUMMARY OF THE COMBINATION AGREEMENT.”

     The board of directors of Sonera (1) has determined that the Combination Agreement and the transactions contemplated thereby, including the Offer and the Merger, are in the best interests of Sonera and Sonera’s shareholders, (2) has approved the Combination Agreement and the transactions contemplated thereby, including the Offer and the Merger, and (3) recommends that Sonera’s shareholders accept the Offer and tender their Sonera Securities pursuant thereto.

     Holders of Sonera Shares or Sonera Warrants registered in their name who tender their shares or warrants directly to the Finnish Share Agent (as defined below) and holders of Sonera ADSs registered in their name who tender their ADSs directly to the U.S. Exchange Agent (as defined below) will not be obligated to pay brokerage fees or commissions or Finnish stock transfer taxes, if any, on the purchase of Sonera Securities by Telia pursuant to the Offer. Telia will pay all charges and expenses of the Dealer Manager, Nordea Bank Finland Plc, which is acting as the exchange agent for Sonera Shares (the “Finnish Share Agent”), Citibank, N.A., which is acting as the exchange agent for Sonera ADSs (the “U.S. Exchange Agent”), and Georgeson Shareholder Communications Inc., which is acting as the information agent (the “Information Agent”), incurred in connection with the Offer.

     In connection with the Combination Agreement, the Kingdom of Sweden, the majority shareholder of Telia, and the Republic of Finland, the majority shareholder of Sonera, entered into a shareholders’ agreement whereby the Republic of Finland has, among other things, irrevocably undertaken to Telia to tender all of its Sonera Shares in connection with the Offer, provided that neither Telia nor Sonera has terminated the Combination Agreement in accordance with its terms. As of the date hereof, the Republic of Finland owns approximately 52.8% of the outstanding shares of Sonera.

     Holders of Sonera Shares and Sonera Warrants directly registered in the shareholders’ register held by the Finnish Central Securities Depository may accept the Offer by completing and signing the Acceptance Form which is being mailed to them by their account operator managing their book-entry account and returning such completed and signed Acceptance Form to such account operator on or before the Expiration Date (as defined below), as specified by such account operator. Holders of Sonera Shares or Sonera Warrants registered in the name of a nominee (e.g., an agent bank, broker or other custodial institution) who wish to accept the Offer must make such acceptance in accordance with the nominee’s instructions. Holders of Sonera Shares or Sonera Warrants registered in the name of a nominee will not receive any documents relating to the Offer directly from Telia. Holders of Sonera ADSs in certificated form may accept the Offer by completing, signing and delivering the Letter of Transmittal, together with the Sonera ADR certificates and any other required documents, to the U.S. Exchange Agent at one of the addresses set forth on the Letter of Transmittal before the Expiration Date. Holders of Sonera ADSs in book-entry form may accept the Offer by instructing their respective broker or custodian to arrange, before the Expiration Date, for the book-entry transfer of the Sonera ADSs into the U.S. Exchange Agent’s account at the Depositary Trust Company (“DTC”) and to deliver through DTC’s book-entry confirmation system an acknowledgement that such holder of Sonera ADSs has received, and agrees to be bound by, the terms of the Offer. Holders of Sonera ADSs in book-entry form will be provided with a form by their broker or custodian that will instruct the broker or custodian to tender the Sonera ADSs.

     If the conditions to the Offer have been fulfilled or, if permitted by applicable law, waived by both Telia and Sonera, Telia will accept for exchange and will exchange all Sonera Securities that have been validly tendered and not withdrawn pursuant to the terms of the Offer at the earliest practicable time following the Expiration Date and deliver Telia Shares and Telia Warrants to the Finnish book-entry accounts of the holders of the Sonera Shares or Sonera Warrants who tendered their Sonera Shares or Sonera Warrants pursuant to the Offer or, in the case of tendered Sonera ADSs, to the depositary for Telia ADSs, which shall be on or about 15 business days following the Expiration Date. The term “Expiration Date” means 9:00 a.m. New York City time (4:00 p.m. Helsinki time) on November 8, 2002, unless and until Telia extends the period of time for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Telia, shall expire prior to the exchange of any Sonera Securities. Telia may extend the Offer at any time and for any reason. The maximum duration of the Offer is three months from the commencement of the Offer; provided, however, that if all consents, approvals, authorizations and registrations required to be obtained from the applicable governmental entities have not been obtained within three months from the commencement of the Offer, the Offer may be further extended by Telia until all such consents, approvals, authorizations and registrations have been obtained. Telia will not be required to extend the Offer beyond December 31, 2002.

     Telia expects to announce by a press release on or about four business days following the Expiration Date of the Offer whether the Offer will be completed, extended or abandoned. This announcement will also be posted on Telia’s website at www.telia.com. During any such extension, all Sonera Securities previously tendered and not properly withdrawn will remain subject to the Offer, subject to the right, if any, to withdraw the Sonera Securities.

     Sonera Securities tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. For the withdrawal of tendered Sonera Shares or Sonera Warrants to be effective, holders must follow the procedures described below and the instructions sent by their book-entry account operator, including: (1) holders of Sonera Shares who are directly registered in the shareholders’ register and holders of Sonera Warrants who are directly registered in the warrantholders’ register, must send a written notice of withdrawal to the holders’ book-entry account operator, which must arrive prior to the Expiration Date; and (2) holders of Sonera Shares or Sonera Warrants that are registered in the name of a nominee (or other custodial institution), must instruct their nominee (or other custodial institution) to send a written notice of withdrawal to the book-entry account operator of their respective nominee, which must arrive prior to the Expiration Date. For all withdrawals of Sonera Shares or Sonera Warrants, the written notice of withdrawal must be submitted to the book-entry account operator to which the original Acceptance Form was delivered. For the withdrawal of tendered Sonera ADSs held in certificated form, holders must deliver to the U.S. Exchange Agent a properly completed and duly executed notice of withdrawal, guaranteed by an eligible guarantor institution, prior to the Expiration Date. For the withdrawal of tendered Sonera ADSs held in book-entry form, holders must instruct their respective broker, dealer, commercial bank, trust company or other entity to cause the DTC participant through which their Sonera ADSs were tendered to deliver a notice of withdrawal to the U.S. Exchange Agent by means of an agent’s message transmitted through the book-entry confirmation facilities of DTC, prior to the Expiration Date. None of Telia, the Finnish Share Agent, the U.S. Exchange Agent, the Information Agent or the Dealer Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification. See the section of the Prospectus entitled “THE EXCHANGE OFFER—Withdrawal Rights.”

     The exchange of Sonera Securities for Telia Shares, Telia ADSs or Telia Warrants in the Offer will likely be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Holders of Sonera Securities are urged to consult their tax advisors with respect to the particular tax consequences of the Offer to them, including the application and effect of the U.S. alternative minimum tax, as well as state, local and foreign tax laws. For a more complete description of the Swedish, Finnish and United States federal income tax consequences of the Offer, see the section of the Prospectus entitled “TAXATION.”

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Prospectus and is incorporated herein by reference.

     In connection with the Offer, Sonera has made available its stockholder lists and has caused the depositary for Sonera ADSs to provide Telia with the list of record holders for Sonera ADSs and security position listings for the purpose of disseminating the Prospectus to holders of Sonera Securities. The Prospectus and other related materials will be mailed to all registered holders of Sonera Securities with U.S. addresses and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the ADS holder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Sonera ADSs. Letters of Transmittal are being mailed to all registered holders of Sonera ADSs. Acceptance Forms are being mailed to all registered holders of Sonera Shares and Sonera Warrants by the account operator which manages the book-entry accounts where such Sonera Shares or Sonera Warrants are registered.

     The Prospectus, Letter of Transmittal and Acceptance Form contain important information that should be read carefully before any decision is made with respect to the Offer.

     Any questions or requests for assistance may be directed to the Information Agent or Dealer Manager at their respective addresses and telephone numbers listed below. Requests for additional copies of the Prospectus, Acceptance Form, Letter of Transmittal and other materials related to the Offer may be directed to the Information Agent at its address and telephone number set forth below, and copies will be furnished promptly at Telia’s expense. Telia will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Exchange Agent and the Information Agent) in connection with the solicitation of tenders of Sonera Securities pursuant to the Offer.

     The Information Agent for the Offer is:

[Georgeson Shareholder Logo] 17 State Street, 10th Floor New York, NY 10004 Banks and Brokers: (212) 440-9800 All Others Call Toll Free: (866) 297-1410

     The Dealer Manager for the Offer is:

Merrill Lynch & Co. World Financial Center, North Tower New York, New York 10080 Call Toll Free: (866) 276-1462 October 7, 2002

Cautionary Disclaimer/Legend

     The combination of Sonera and Telia will be implemented through an exchange offer being made by Telia to all shareholders of Sonera. The contents of this document are neither an offer to purchase nor a solicitation of an offer to sell shares of Telia. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 which Telia filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 1, 2002. Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4, the prospectus included therein and other documents relating to the offer that Telia has filed or will file with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that was filed by Sonera with the SEC on October 1, 2002 regarding the offer. You may obtain a free copy of these documents at the SEC’s web site at www.sec.gov. You may also inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden. Attention: External Communications or Investor Relations (tel: +46 8 7137143, or Sonera, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland. Attention: Investor Relations (tel: +358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.